Exhibit 99.1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco acknowledges resignation of Westinghouse President and CEO

Saskatoon, Saskatchewan, Canada, January 9, 2025 . . . . . . . . . . . . .

Cameco (TSX: CCO; NYSE: CCJ) acknowledges the dedicated work and leadership of Patrick Fragman during his tenure as President and CEO of Westinghouse Electric Company. Today, Patrick announced his intention to leave his position at Westinghouse, effective March 31, 2025, in order to spend more time with his family in Europe. Patrick has led Westinghouse since 2019.

“Westinghouse is a pioneer in the nuclear energy industry and is regarded as a leader in nuclear innovation and plant services,” said Tim Gitzel, president and CEO of Cameco. “We thank Patrick for his leadership and wish him and his family all the best in the future.”

Effective immediately, Westinghouse’s former President of Operating Plant Services Dan Sumner has been appointed deputy CEO. Starting April 1, 2025, he will serve as interim president and CEO until a new president and CEO is appointed.

A recruitment process is underway, and a new president and CEO will be chosen by Westinghouse’s board. As joint owners of Westinghouse, Cameco and Brookfield each hold three seats on the board.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries:

Cory Kos

306-716-6782

cory_kos@cameco.com

Media inquiries:

Veronica Baker

306-385-5541

veronica_baker@cameco.com